FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2000



                          BROCKER TECHNOLOGY GROUP LTD.
                          -----------------------------
                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
          -------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                  Form 20-F   X                Form 40-F
                            -----                        -----



[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                          No   X
                            -----                        -----



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                    82
                                       -----

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FORM 6K                REPORT OF FOREIGN PRIVATE ISSUER                   Page 1
                       Securities and Exchange Commission

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The following documents are filed herewith:


                                      INDEX
                                      -----

DOCUMENT

Exhibit 1.1    Proxy Material for Shareholder Meeting.

Exhibit 2.2    Annual Report.

Exhibit 3.3    National Policy 31 Change of Auditors Reporting package



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FORM 6K                REPORT OF FOREIGN PRIVATE ISSUER                   Page 2
                       Securities and Exchange Commission


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   BROCKER TECHNOLOGY GROUP LTD.

                                                   (Registrant)



November 22, 2000                                  By:    "Andrew Chamberlain"
                                                          --------------------
Date                                                      Andrew J. Chamberlain

                                                          Corporate Secretary

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FORM 6K                REPORT OF FOREIGN PRIVATE ISSUER                   Page 3
                       Securities and Exchange Commission